Management’s Discussion and Analysis as at October 27, 2008

The following Management’s Discussion and Analysis (“MD&A”) is provided to assist readers in understanding CE Franklin Ltd.’s (“CE Franklin” or the “Company”) financial performance and position during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with the Company’s MD&A and consolidated financial statements for the year ended December 31, 2007 and the Company’s MD&A and interim consolidated financial statements for the periods ended March 31, 2008 and June 30, 2008, respectively.

All amounts are expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), except where otherwise noted.

OVERVIEW

CE Franklin is a leading distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies, primarily to the oil and gas industry in Canada through its 44 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oilsands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

The Company’s branch operations service over 3,000 customers by providing the right materials where they are needed, on time, and for the best value.  Our branches, supported by our distribution centre in Edmonton, Alberta, stock over 25,000 stock keeping units.  This hub and spoke supply chain infrastructure enables us to provide our customers with the products they need on a same day or over night basis while leveraging our scale to enable industry leading purchasing and logistics capabilities. Our branches are also supported by services provided by the Company’s corporate office in Calgary, Alberta including sales, marketing, product expertise, invoicing, credit and collections and other business services.

The Company’s shares trade on the TSX (“CFT”) and AMEX (“CFK”) stock exchanges.  Smith International Inc. (“Smith”), a major oilfield service company based in the United States, owns approximately 53% of the Company’s shares.

Business and Operating Strategy

The Company is pursuing the following strategies to grow its business profitably:

•

Grow market share in our core oilfield equipment distribution business in western Canada through concentrated sales efforts and premium customer service complimented by selected acquisitions such as the acquisition of JEN Supply Inc. (“JEN Supply”) in December 2007 and by expanding our branch network.  In October 2008, we have opened our 45th branch in Red Earth, Alberta.

•

Leverage our existing supply chain infrastructure, product and project expertise by focusing on the emerging oilsands project and Maintenance, Repair and Operating (“MRO”) business.

•

Expand our production equipment service capability to capture more of the product life cycle requirements for the equipment we sell such as down hole pump repair, oilfield engine maintenance, well optimization and on site project management, in order to differentiate our service offering from that of other competitors and deepen our relationship with customers.  The acquisition of Full Tilt Field Services Limited (“Full Tilt”) in July 2007 provided us with the capability to service oilfield engines and related components that we were previously selling, and by doing so, positions us to attract new customers to our core oilfield equipment distribution business.

Business Outlook

The Company’s business is dependent on the level of conventional oil and gas capital expenditures and production activity in western Canada.  Increasing oil and gas industry activity experienced in the 3rd quarter is anticipated to continue over the remainder of 2008, as capital projects initiated earlier in the year when oil and gas prices were strong, are completed.    Recent global capital market volatility coupled with the decline in oil and gas commodity prices in the 3rd quarter and rising costs, suggest flat to declining industry activity in 2009 compared to 2008.

Over the longer term, the Company is optimistic that its strong competitive position will enable it to take advantage of available market share as conventional industry activity recovers and demand for the Company’s products increase.  Effective execution of the Company’s oilsands and service diversification strategies provide further opportunities to profitably leverage its supply chain infrastructure.

Operating Results

The following table summarizes CE Franklin’s results of operations:

(in millions of Cdn. dollars except per share data)
	Three Months Ended September 30				Nine Months Ended September 30
	2008		2007		2008		2007

Sales	$ 149.3	1.0%	$ 116.8	1.0%	$ 386.2	1.0%	$ 354.0	1.0%
Cost of sales	(12,150.0)	(0.8)%	(9,580.0)	(0.8)%	(31,240.0)	(0.8)%	(28,980.0)	(0.8)%
Gross profit	2,780.0	0.2%	2,100.0	0.2%	7,380.0	0.2%	6,420.0	0.2%

Selling, general and administrative expenses	(1,850.0)	(0.1)%	(1,330.0)	(0.1)%	(5,210.0)	(0.1)%	(4,270.0)	(0.1)%
Foreign exchange loss	(10.0)	(0.0)%	(30.0)	(0.0)%	(10.0)	(0.0)%	(90.0)	(0.0)%

EBITDA(1)	910.0	0.1%	740.0	0.1%	2,160.0	0.1%	2,060.0	0.1%
Amortization	(60.0)	(0.0)%	(0.6)	(0.0)%	(180.0)	(0.0)%	(2.1)	(0.0)%
Interest	(20.0)	(0.0)%	(0.5)	(0.0)%	(80.0)	(0.0)%	(1.6)	(0.0)%
Income before taxes	8.3	0.1%	6.3	0.1%	19.0	0.0%	16.9	0.0%
Income tax expense	(260.0)	(0.0)%	(2.2)	(0.0)%	(600.0)	(0.0)%	(5.8)	(0.0)%
Net income	5.7	0.0%	4.1	0.0%	13.0	0.0%	11.1	0.0%

Net income per share
Basic (Cdn. $)	$ 0.31		$ 0.22		$ 0.71		$ 0.61
Diluted (Cdn. $)	$ 0.31		$ 0.22		$ 0.70		$ 0.59

Weighted average number of shares outstanding (000's)
Basic	18,254		18,392		18,290		18,283
Diluted	18,495		18,901		18,674		18,792

(1) EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses.  Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures.  Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes.  Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales.  Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability.  EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  A reconciliation of EBITDA to Net Income is provided within the table above.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

Third Quarter Results

Net income for the third quarter of 2008 was $5.7 million, up $1.6 million (39%) from the third quarter of 2007. Sales reached $149.3 million, an increase of $32.5 million (28%) from the third quarter of 2007.   Capital project business comprised 58% of sales, and increased $22.2 million (34%) over the prior year period.  Continued growth of oilsands revenues and increased tubular steel sales contributed the majority of the increase in capital project sales.  Extremely tight tubular steel supply conditions have resulted in product cost increases in excess of 50% during 2008, and contributed to the increase in sales.  Industry well completions increased by 13% over the prior year period, resulting in increased demand for products used in capital projects, and contributed to the remaining increase in capital project sales.   The acquisition of JEN Supply in the fourth quarter of 2007 contributed to the increase in Maintenance, Repair and Operating Supply sales (“MRO”).  Gross profit increased by $6.8 million (32%) over the prior year period due to the increase in sales and gross profit margins. Gross profit margins for the quarter were 18.6% up from the prior year period at 18.0%.  Selling, general and administrative expenses increased by $5.2 million to $18.5 million for the quarter due to increased variable compensation driven by the increase in earnings, increased facility costs with the opening of the new Edmonton distribution centre during the second quarter, and the addition of the JEN Supply operating costs. Lower interest expense was associated with reduced average debt levels and floating interest rates in the third quarter of 2008.  Income taxes increased by $0.5 million in the third quarter compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates.  The weighted average number of shares outstanding during the third quarter was down slightly from the prior year period. Net income per share (basic) was $0.31 in the third quarter of 2008, an increase of 41% compared to $0.22 in the third quarter of 2007.

Year to Date Results

Net income for the nine months ended September 30, 2008 was $13.0 million, up $1.9 million (17%) from the nine months ended September 30, 2007.  Sales reached $386.2 million, up $32.2 million (9%) compared to the prior year period due to increased revenues in the 3rd quarter of 2008. Increased oilsands and tubular steel revenues, and additional sales from the acquisitions of JEN Supply, and Full Tilt Field Services Limited (“Full Tilt”) at the end of the 2nd quarter of 2007, more than offset the impact of lower year to date industry activity in 2008 compared to 2007 as reflected in the decline in well completions by 12%. Gross profit increased by $9.6 million over the prior year period as gross profit margins increased from 18.1% in the nine months ended September 30, 2007 to 19.1% in the nine months ended September 30, 2008. Selling, general and administrative expenses increased by $9.4 million to $52.1 million due to the addition of operating expenses associated with the JEN Supply and Full Tilt acquisitions, increased variable compensation from the increase in earnings, and increased facility costs associated with the opening of the new distribution centre in Q2 of 2008. Interest expense declined due to reduced average debt levels and floating interest rates in the first nine months of 2008.  Income taxes increased by $0.2 million in the first nine months of the year compared to the prior year period due to higher pre-tax earnings offset slightly by a reduction in income tax rates. The weighted average number of shares outstanding during the first nine months was comparable to the prior year period. Net income per share (basic) was $0.71 in the first nine months of 2008 compared to $0.61 in the first nine months of 2007.

A more detailed discussion of the Company’s third quarter results from operations is provided below:

Sales

Sales for the quarter ended September 30, 2008 were $149.3 million, up 28% from the quarter ended September 30, 2007, as detailed above in the “Third Quarter Results” discussion.

(in millions of Cdn. $)
	Three months ended Sept 30				Nine months ended Sept 30
	2008		2007		2008		2007
End use sales demand	$	%	$	%	$	%	$	%
Capital projects	86.6	58	64.4	55	216.8	56	203.7	58
Maintenance, repair and operating supplies (MRO)	62.7	42	52.4	45	169.4	44	150.3	42
Total sales	149.3	100	116.8	100	386.2	100	354.0	100

Note: Capital project end use sales are defined by the Company as consisting of tubulars and 80% of pipe, flanges and fittings; and valves and accessories product sales respectively; MRO Sales are defined by the Company as consisting of pumps and production equipment, production services; general product and 20% of pipes, flanges and fittings; and valves and accessory product sales respectively.

The Company uses oil and gas well completions and average rig counts as industry activity measures to assess demand for oilfield equipment used in capital projects.  Oil and gas well completions require the products sold by the Company to complete a well and bring production on stream and are a good general indicator of energy industry activity levels.  Average drilling rig counts are also used by management to assess industry activity levels as the number of rigs in use ultimately drives well completion requirements.  The relative level of oil and gas commodity prices is a key driver of industry capital project activity as product prices directly impact the economic returns realized by oil and gas companies. Well completion, rig count and commodity price information for the third quarter and YTD 2008 and 2007 are provided in the table below.

	Q3 Average		%	YTD Average		%
	2008	2007	change	2008	2007	change

Gas - Cdn. $/gj (AECO spot)	$7.78	$5.22	49%	$8.65	$6.58	31%
Oil - Cdn. $/bbl (Edmonton Light)	$122.84	$80.52	53%	$115.65	$73.41	58%

Average rig count	454	352	29%	401	368	9%

Well completions:
Oil	1,821	1,397	0%	4,063	3,963	0%
Gas	2,571	2,480	0%	7,531	9,171	(0%)
Total well completions	4,392	3,877	0%	11,594	13,134	(0%)
Average statistics are shown except for well completions.

Sources: Oil and Gas prices – First Energy Capital Corp.; Rig count data – Hughes Christensen; Well completion data – Daily Oil Bulletin

Sales of capital project related products were $86.6 million in the third quarter of 2008, up 34% ($22.2 million) from the third quarter of 2007. Total well completions increased by 13% to 4,392 in the third quarter of 2008 while the average working rig count increased to 454 (29%) compared to the third quarter of 2007. Gas wells comprised 59% of the total wells completed in western Canada in the third quarter of 2008 compared to 64% in the third quarter of 2007. Oil and gas capital expenditure activity began to recover in the second and third quarters of 2008 resulting in part from emerging gas exploration plays in northeast British Columbia and oil pool development in southeast Saskatchewan.  Well completions in the third quarter increased by 13% as capital project activity returned after being delayed by adverse weather conditions experienced in the second quarter.  Well completions for the remainder of 2008 should benefit from the increase in average rig counts experienced during the third quarter of 2008, which should translate into stronger demand for the Company’s products. Spot gas and oil prices ended the third quarter at $6.13 per GJ (AECO spot) and $95.76 per bbl (Edmonton light), a decrease of 21% and 22%, respectively, over third quarter average prices. This, in combination with the volatility experienced across global capital markets, could result in reduced industry cash flow, access to capital and capital expenditure economics, which in turn may decrease demand for the Company’s products in 2009.

MRO product sales are related to overall oil and gas industry production levels and tend to be more stable than capital project sales.  MRO product sales for the quarter ended September 30, 2008 increased by $10.3 million (20%) to $62.7 million compared to the quarter ended September 30, 2007 and comprised 42% of the Company’s total sales. The acquisition of JEN Supply in the fourth quarter of 2007 contributed incremental sales of $5.3 million.

The Company’s strategy is to grow profitability by focusing on its core western Canadian oilfield equipment service business, complemented by an increase in the product life cycle services provided to its customers, and the focus on the emerging oilsands capital project and MRO sales opportunities. Revenue results of these initiatives to date are provided below:

	Q3 2008		Q3 2007		YTD 2008		YTD 2007
Sales ($millions)	$	%	$	%	$	%	$	%
Western Canada oilfield	125.4	84	105.1	91	345.7	90	323.4	92
Oilsands	18.8	12	6.3	5	24.9	6	19.2	5
Production Services	4.1	3	4.0	3	11.9	3	7.4	2
International	1.0	1	1.4	1	3.7	1	4.0	1
Total Sales	149.3	100	116.8	100	386.2	100	354.0	100

Sales of oilfield products to conventional western Canada oil and gas end use applications were $125.4 million for the third quarter of 2008, up 19% from the third quarter of 2007. Over half of this increase was comprised of incremental sales from the acquisition of JEN Supply and the increased sale of tubular steel products with the remaining increase reflective of the 13% increase in well completions compared to the prior year period.

Sales to oilsands end use applications increased to $18.8 million in the third quarter compared to $6.3 million in the third quarter of 2007. The Company continues to position its sales focus and Edmonton distribution centre and Fort McMurray branch to penetrate this emerging market for capital project and MRO products. Bid quotation flow is increasing.

Production service sales were $4.1 million in the third quarter of 2008 consistent with sales in the third quarter 2007.  Full Tilt was acquired at the end of the 2nd quarter of 2007, which provides oilfield engine maintenance and crane equipment services based in Lloydminster. The Company has commenced expanding Full Tilt’s service to other Company branch locations in order to capture more of our customer’s product life cycle expenditures while differentiating our services from other oilfield equipment distributors.

Sales to international customer projects declined $0.4 million to $1.0 million in the third quarter of 2008 and are serviced by our Edmonton distribution centre. Sales activity from the Libyan oilfield equipment joint venture established in 2007 has been minimal to date.

	Q3 2008	Q3 2007	YTD 2008	YTD 2007
Gross Profit
Gross profit (millions)	$27.8	$21.0	$73.8	$64.2
Gross profit margin as a % of sales	0.2%	0.2%	0.2%	0.2%

Gross profit composition by product sales category:
Tubulars	18%	8%	11%	8%
Pipe, flanges and fittings	23%	26%	24%	28%
Valves and accessories	14%	18%	18%	19%
Pumps, production equipment and services	15%	17%	16%	15%
General	30%	31%	31%	30%
Total Gross Profit	100%	100%	100%	100%

Gross profit reached $27.8 million in the third quarter of 2008, up $6.8 million (32%) from the third quarter of 2007 due to the increase in sales and gross profit margins. Gross profit composition in the third quarter of 2008 remained fairly consistent with the prior year period with the exception of tubulars, where sales and gross profit increased due in part to the product cost inflation of steel and tight product supply conditions.

Selling, General and Administrative (“SG&A”) Costs

	Three months ended Sept 30				Nine months ended Sept 30
	2008		2007		2008		2007
Sales ($millions)	$	%	$	%	$	%	$	%
People costs	10.5	57	7.7	57	29.9	57	24.2	57
Selling costs	2.7	15	1.4	11	7.0	13	5.4	13
Facility and office costs	3.3	18	2.3	17	9.4	18	7.3	17
Other	2.0	10	2.0	15	5.8	12	5.8	13
SG&A Costs	18.5	100	13.4	100	52.1	100	42.7	100
SG&A costs a % of sales	12%		11%		14%		12%

SG&A costs increased 38% ($5.1 million) in the third quarter of 2008 from the prior year period and represented 12% of sales compared to 11% the prior year period. The increase in people costs of $2.8 million reflects increased variable compensation due to the increase in earnings and the addition of JEN Supply employees.  Selling costs were up $1.3 million compared to the prior year period due to increased sales commissions and accounts receivable bad debt allowances.  Facility and office costs have increased in the third quarter of 2008 as the Company moved into a new, larger distribution centre in Edmonton in the second quarter.  The addition of the JEN Supply facilities and continued occupancy cost pressure in western Canada contributed the remaining increase in cost.  The Company leases 40 of its 44 branch locations as well as its corporate office in Calgary and Edmonton distribution centre. The Company mitigates the cyclical nature of industry activity levels by adjusting its variable and fixed (primarily salaries and benefits) SG&A costs as activity levels change.

Amortization Expense

Amortization expense was $0.6 million in the third quarter of 2008 down slightly from $0.7 million in the third quarter of 2007.

Interest Expense

Interest expense was $0.2 million in the third quarter of 2008, down $0.3 million (58%) from the third quarter of 2007 due to lower average borrowing levels and a decline in average floating interest rates.

Foreign Exchange Loss

Foreign exchange losses of $0.1 million in the third quarter of 2008 compared to a $0.3 million loss in the third quarter of 2007.  Losses reflect the impact of the weakening Canadian dollar on United States dollar denominated product purchases and net working capital liabilities.

Income Tax Expense

The Company’s effective tax rate for the third quarter of 2008 was 31.2%, compared to 34.3% in the third quarter of 2007 due principally to a reduction in statutory tax rates. Substantially all of the Company’s tax provision is currently payable.

SUMMARY OF QUARTERLY FINANCIAL DATA

The selected quarterly financial data presented below is presented in Canadian dollars and in accordance with Canadian GAAP.  This information is derived from the Company’s unaudited quarterly financial statements.

(in millions of Cdn. dollars except per share data)
Unaudited	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2006	2007	2007	2007	2007	2008	2008	2008

Sales	$ 13,060.0	$ 15,430.0	$ 8,290.0	$ 11,680.0	$ 11,230.0	$ 14,060.0	$ 9,640.0	$ 14,930.0

Gross profit	25.0	26.3	16.8	21.0	20.4	27.1	19.0	27.8
Gross profit %	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA	9.6	11.0	2.2	7.4	5.1	10.2	2.3	9.1
EBITDA as a % of sales	0.1%	0.1%	0.0%	0.1%	0.0%	0.1%	0.0%	0.1%

Net income	5.4	6.4	0.6	4.1	2.4	6.3	1.0	5.7
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income per share
Basic (Cdn. $)	$ 0.30	$ 0.35	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31
Diluted (Cdn. $)	$ 0.29	$ 0.34	$ 0.03	$ 0.22	$ 0.13	$ 0.34	$ 0.05	$ 0.31

Net working capital(1)	120.2	124.0	127.0	128.7	134.7	117.4	114.9	123.1
Bank operating loan(1)	34.0	33.6	36.0	35.4	44.3	21.8	18.4	20.9
(1)Net working capital and bank operating loan amounts are as at quarter end.

The Company’s sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the Company does not reduce its SG&A expenses during the second quarter to offset the reduction in sales.  Net working capital (defined as current assets less accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank operating loan borrowing levels follow similar seasonal patterns as sales.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary internal source of liquidity is cash flow from operating activities before net changes in non-cash working capital balances.  Cash flow from operating activities and the Company’s 364-day bank operating facility are used to finance the Company’s net working capital, capital expenditures required to maintain its operations and growth capital expenditures.

As at September 30, 2008, borrowings under the Company’s bank operating loan were $20.9 million, a decrease of $23.4 million from December 31, 2007.  Borrowing levels have decreased due to the Company generating $15.8 million in cash flow from operating activities, before net changes in non-cash working capital balances, and an $11.9 million reduction in net working capital. This was offset by $1.9 million in capital and other expenditures, $0.8 million in repayments of long term debt and capital lease obligations and $1.6 million for the purchase of shares to resource stock compensation obligations.

As at September 30, 2007, borrowings under the Company’s bank operating loan were $35.4 million, an increase of $1.4 million from December 31, 2006. Borrowing levels increased due to the Company generating $14.4 million in cash from cash flow from operating activities, before net change in non-cash working capital balances and $0.6 million in the issuance of capital stock from the exercise of employee stock options. This was offset by a $8.6 million increase in net working capital, $5.8 million related to business acquisitions, $0.4 million in repayment of long term debt and capital leases, $0.2 million for the purchase of shares to resource stock compensation obligations, and $1.4 million in capital and other expenditures.

Net working capital was $123.1 million at September 30, 2008, a decrease of $11.6 million from December 31, 2007 and $5.6 million from September 30, 2007.  Accounts receivable increased by $11.9 million (13%) to $101.2 million at September 30, 2008 from December 31, 2007, due to increased sales in the third quarter offset by an 8% decrease in days sales outstanding in accounts receivable (“DSO”) in the third quarter of 2008 compared to the fourth quarter of 2007. DSO was 57 days for the third quarter of 2008 compared to 62 days in the fourth quarter 2007 and 63 days in the third quarter 2007. The improvement in DSO performance during the third quarter was due in part to the resolution of the temporary issues associated with the implementation of a new invoicing system that negatively impacted DSO in the first half of 2008 and a general improvement in collections performance. DSO is calculated using average sales per day for the quarter compared to the period end accounts receivable balance.  Inventory increased by $0.4 million (0%) at September 30, 2008 from December 31, 2007.  Inventory turns for the third quarter of 2008 improved to 5.6 times compared to 4.6 times in the third quarter of 2007 and 4.3 times in the fourth quarter of 2007.  Inventory turns are calculated using cost of goods sold for the quarter on an annualized basis compared to the period end inventory balance.  The company will continue to adjust its investment in inventory to align with anticipated activity levels in order to improve inventory turnover efficiency.  Accounts payable and accrued liabilities increased by $28.3 million (63%) in the third quarter of 2008 from December 31, 2007 due mainly to an increase in purchasing to resource higher sales levels.

The Company has a 364 day bank operating loan facility in the amount of $60.0 million arranged with a syndicate of three banks that matures in July 2009.  The loan facility bears interest based on floating interest rates and is secured by a general security agreement covering all assets of the Company.   The maximum amount available under the facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company’s average debt to 2.25 times trailing twelve month EBITDA.  As at September 30, 2008, the Company’s average debt to EBITDA ratio was 1.0 times (September 30, 2007 – 1.2 times) which provides a maximum borrowing ability of $60 million under the facility.  As at September 30, 2008, the ratio of the Company’s debt to total capitalization (debt plus equity) was 14% (September 30, 2007 – 37%).

CAPITAL STOCK

The weighted average number of shares outstanding during the third quarter 2008 was 18.3 million, a decrease of 0.1 million shares over the prior year’s third quarter due principally to the purchase of common shares to resource restricted share unit obligations, offset by the exercise of stock options and restricted share units. The diluted weighted average number of shares outstanding at September 30, 2008 was 18.7 million, a decrease of 0.2 million shares from the prior year’s third quarter.

As at September 30, 2008 and 2007, the following shares and securities convertible into shares, were outstanding:

(millions)	September 30, 2008	September 30, 2007
	Shares	Shares
Shares outstanding	18.2	18.4
Stock Options	1.3	0.8
Restricted Share units	0.2	0.2
Shares outstanding and issuable	19.7	19.4

The Company has established an independent trust to purchase common shares of the Company on the open market to resource restricted share unit obligations.  During the three and nine month periods ended September 30, 2008, 100,095 and 200,095 common shares were acquired by the trust at an average cost per share of $9.22 and $8.23 respectively (2007 – nil for the three month period and 15,200 common shares for the nine month period and at an average cost per share of $11.38).

Contractual Obligations

There have been no material changes in off-balance sheet contractual commitments since December 31, 2007. Capital expenditures in 2008 are anticipated to be in the $3 million to $5 million range and will be directed towards the Company’s new Edmonton distribution center, computer systems enhancements and expanding its production service capability.

Critical Accounting Estimates

There have been no material changes to critical accounting estimates since December 31, 2007. The Company is not aware of any environmental or asset retirement obligations that could have a material impact on its operations.

Change in Accounting Policies

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard sets out to prescribe the accounting treatment for inventories and provide guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory cost and expenses recorded by the Company. Inventory obsolescence expense of $301,000 was recognized in the nine month period ending September 30, 2008 (2007- $500,000). As at September 30, 2008 and December 31, 2007 the Company had recorded reserves for inventory obsolescence of $2.1 million and $1.8 million, respectively.

New Accounting Pronouncements

During the second quarter of 2008, the CICA published CICA 3064 – Goodwill and Intangible Assets, with an effective date of January 1, 2009.  This standard addresses the accounting treatment of internally developed intangibles and the recognition of such assets.  The Company believes that the adoption of this standard will not have a material impact on its financial statements.

Controls and Procedures

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with Canadian GAAP in its financial statements.  The President and Chief Executive Officer and the Vice President and Chief Financial Officer of the Company have evaluated whether there were changes to its ICFR during the nine months ended September 30, 2008 that have materially affected or are reasonably likely to materially affect the ICFR.  No such changes were identified through their evaluation.

Risk Factors

The Company is exposed to certain business and market risks arising from transactions that are entered into in the normal course of business, which are primarily related to interest rate changes and fluctuations in foreign exchange rates. During the reporting period, no events or transactions have occurred that would materially change the information disclosed in the Company’s 2007 Form 20-F.

Forward Looking Statements

The information in this MD&A may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those in under the caption “Risk factors”.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

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forecasted oil and gas industry activity levels in 2008 and 2009;

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planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

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the Company’s future financial condition or results of operations and future revenues and expenses;

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the Company’s business strategy and other plans and objectives for future operations;

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fluctuations in worldwide prices and demand for oil and gas;

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fluctuations in the demand for the Company’s products and services.

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company’s actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A, except as required by law.

Other Items

Additional information relating to CE Franklin, including its Form 20-F/Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and at www.cefranklin.com.